UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **April 25, 2011**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02   Results of Operations and Financial Condition.

On April 25, 2011, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months ended March 31, 2011. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report on Form 8-K, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on April 25, 2011, announcing its results of operations for the three months ended March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: April 25, 2011

By: /s/ Lester C. Johnson

Name: Lester C. Johnson

Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on April 25, 2011 for the three months ended March 31, 2011.



Exhibit 99.1

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR REPORTS FIRST QUARTER RESULTS
- **Exceeds Expectations**
- **Asset Sale Program Progresses**
- **Purchasing Two Manhattan Hotels**

IRVING, Texas…April 25, 2011 - FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the first quarter ended March 31, 2011.

Summary:

- Same-store revenue per available room ("RevPAR") at 80 consolidated hotels increased 6.3% for the quarter.

- Adjusted FFO per share was $(0.02) and Adjusted EBITDA was $44.2 million for the quarter, which was at the high-end of our expectations.

- Hotel EBITDA margin increased 198 basis points for the quarter.

- Net loss was $31.7 million for the quarter.

- Agreed to purchase two midtown Manhattan hotels, the Royalton and Morgans, for $140 million.

- Currently have executed contracts to sell six hotels for total gross proceeds of approximately $114 million.

First Quarter Operating Results:

Same-store RevPAR for our 80 consolidated hotels was $88.97 for the quarter, a 6.3% increase compared to the same period in 2010, an improvement over our fourth quarter 2010 RevPAR growth of 5.7%. The RevPAR increase for the quarter was driven by a 4.0% increase in average daily rate ("ADR") to $127.88 and a 2.3% increase in occupancy to 69.6%.

"Our portfolio RevPAR growth continues to accelerate as lodging industry fundamentals improve. We are very pleased with our first quarter results given the severe travel disruptions due to record setting storms in January and February. Our RevPAR grew 7.6% in March, which was ahead of our expectations. Economic data points that correlate to demand growth indicate a strong and lasting recovery, while limited supply growth further improves our ability to drive average rate and occupancy," said Richard A. Smith, FelCor's President and Chief Executive Officer.

"We continue to execute our portfolio repositioning plan successfully. Our asset sale program is progressing as planned, with six hotels under contract. We have also agreed to purchase the Royalton and Morgans in midtown Manhattan at an attractive price per key, which will further improve our portfolio quality and future growth rates. We are excited to acquire these terrific hotels and expect they will generate above market growth. Our most recent acquisition, the Fairmont Copley Plaza, continues to perform very well and is exceeding our underwriting. RevPAR at this hotel grew 18% during the quarter, driven by a 15% increase in ADR. This performance reflects that hotel's superior location and the impact of our unique asset management approach," added Mr. Smith.

First quarter Hotel EBITDA was $55.2 million, compared to $47.8 million for the same period in 2010, a 15.3% increase. Hotel EBITDA represents EBITDA for 80 Same-store consolidated hotels prior to corporate expenses and joint venture adjustments. Hotel EBITDA margin was 23.5%, a 198 basis point increase compared to the same period in 2010.

Adjusted EBITDA (which includes our pro rata share of joint ventures) was $44.2 million for the quarter, compared to $38.5 million for the same period in 2010, a 14.7% increase, and met the high-end of our expectations. Same-store Adjusted EBITDA, which excludes EBITDA from discontinued operations, was $43.3 million for the quarter, a 20.1% increase, compared to the same period in 2010.

First quarter adjusted funds from operations ("FFO") reflected a $2.3 million loss, or $0.02 per share, compared to a $10.6 million loss, or $0.17 per share, for the same period in 2010, a $0.15 improvement.

Net loss attributable to common stockholders was $41.3 million, or $0.43 per share for the quarter, compared to $72.1 million, or $1.14 per share, for the same period in 2010. Net loss in 2010 included a $21.1 million impairment charge.

RevPAR, Hotel EBITDA and other Same-store metrics reflect 80 consolidated hotels owned at the end of the quarter, including the Fairmont Copley Plaza, and excluding the Embassy Suites – Phoenix-Tempe, which is classified as held for sale.

EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Adjusted FFO per share are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 14 for a reconciliation of each of these measures to the most comparable GAAP financial measure and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Balance Sheet:

At March 31, 2011, we had $1.5 billion of consolidated debt (including $145 million drawn on our $225 million line of credit) and $91.0 million of cash and cash equivalents.

In March, we closed a $225 million secured, revolving line of credit with a group of seven banks. At closing, we repaid two secured loans, totaling $198.3 million and $28.8 million, with a combination of $52.1 million of cash on hand and funds drawn under the new line of credit. The repaid loans would have matured in 2013 and 2012 (including extensions), respectively, and were secured by mortgages on 11 hotels. Those same hotels now secure repayment of amounts outstanding under the line of credit. The credit facility bears interest equal to LIBOR, plus 4.5%, with no LIBOR floor.

In April, we sold 27.6 million shares of common stock at $6.00 per share. We received net proceeds of approximately $159.0 million from the offering, after underwriting discounts and commissions.

"We continue to improve the flexibility of our balance sheet, extend maturity dates and lower our overall cost of debt. The line of credit, combined with other recent financing activities, provides critical financial flexibility and capacity to acquire properties at attractive prices – including the Royalton and Morgans – in a competitive hotel transactions setting. We continue to look for ways to restructure our balance sheet to refinance or repay existing debt. In addition, we expect our leverage to decline significantly from improved operations and from asset sales," stated Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

Portfolio Management:

For the quarter, we spent $16.0 million on capital improvements at our hotels (including our pro rata share of joint venture expenditures).

We agreed to acquire two midtown Manhattan hotels, the Royalton and Morgans, for $140.0 million from Morgans Hotel Group Co. ("MHGC"). MHGC will continue to manage the properties, which have a total of 282 guest rooms. The hotels will require limited initial capital, as both hotels are in excellent condition and have been recently renovated. The purchase price of $496,000 per key is approximately 60% of replacement cost and is approximately ten times peak Hotel EBITDA. We expect to close this transaction in the second quarter. FelCor has identified opportunities to enhance the hotels' value, including adding guest rooms, and improving the fitness center and guest lounge at the Morgans, as well as food and beverage offerings.

As part of our long-term strategic plan to improve our portfolio quality, growth rates and diversification, we began marketing 14 hotels for sale during the fourth quarter of 2010. We expect to sell a majority of those 14 hotels during 2011. We currently have agreements to sell six of the 14 hotels for total gross proceeds of approximately $114 million. We have also identified an additional 21 non-strategic hotels. We will continue to monitor the transaction environment and will bring these additional hotels to market at the appropriate time.

Outlook:

Lodging demand growth, particularly from corporate customers, continues to accelerate, and new hotel supply growth is moderating. Our hotels are taking advantage of this demand and supply imbalance to remix the customer base and opportunistically increase rates where appropriate. As a result, our RevPAR growth continues to accelerate, and we expect this trend to continue through 2011. We have updated our 2011 projections for first quarter actual results, the pending sale of the Embassy Suites – Phoenix-Tempe and the pending acquisition of the Royalton and Morgans, which should all occur during the second quarter. We assumed no additional acquisitions or dispositions in our 2011 outlook.

For 2011, we anticipate:

- *RevPAR* for our 80 Same-store consolidated hotels to increase between 6% and 8%;
- *Adjusted EBITDA* to be between $213 million and $222 million;
- *Adjusted FFO per share* to be between $0.26 and $0.34;
- *Net loss* to be between $78 million and $69 million;
- *Interest expense* to be approximately $136 million;
- *Capital expenditures* to be approximately $85 million; and
- *Weighted average shares and units* to be 117.1 million.

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 82 properties located in major markets throughout 22 states. FelCor's diversified portfolio of hotels and resorts are flagged under global brands such as - Doubletree®, Embassy Suites Hotels®, Hilton®, Fairmont®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our first quarter earnings Conference Call on Monday, April 25, 2011, at 10:00 a.m. (Central Time). The conference call will be Webcast simultaneously on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call can go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News Releases" page. The conference call replay also will be archived on the Company's Web site.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or an economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions, dispositions and debt refinancing, the availability of capital, the impact on the travel industry from security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand FelCor's financial position as of and for the three month period ended March 31, 2011.

TABLE OF CONTENTS

(a) Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Quarterly Report on Form 10-Q.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended March 31,	
	2011	**2010**
Revenues:		
Hotel operating revenue:		
Room	$ 184,366	$ 170,287
Food and beverage	38,039	33,555
Other operating departments	12,700	12,916
Other revenue	225	365
Total revenues	235,330	217,123
Expenses:		
Hotel departmental expenses:		
Room	49,528	45,480
Food and beverage	29,859	26,254
Other operating departments	6,035	5,938
Other property related costs	69,457	62,702
Management and franchise fees	10,942	10,145
Taxes, insurance and lease expense	20,723	22,379
Corporate expenses	9,537	9,847
Depreciation and amortization	35,317	36,284
Other expenses	631	561
Total operating expenses	232,029	219,590
Operating income (loss)	3,301	(2,467)
Interest expense, net	(33,765)	(35,403)
Extinguishment of debt	(245)	—
Loss before equity in loss from unconsolidated entities	(30,709)	(37,870)
Equity in loss from unconsolidated entities	(1,583)	(1,474)
Gain on involuntary conversion	150	—
Loss from continuing operations	(32,142)	(39,344)
Discontinued operations	416	(23,598)
Net loss	(31,726)	(62,942)
Net loss (income) attributable to noncontrolling interests in other partnerships	(58)	229
Net loss attributable to redeemable noncontrolling interests in FelCor LP	120	325
Net loss attributable to FelCor	(31,664)	(62,388)
Preferred dividends	(9,678)	(9,678)
Net loss attributable to FelCor common stockholders	$ (41,342)	$ (72,066)
Basic and diluted per common share data:		
Loss from continuing operations	$ (0.44)	$ (0.77)
Net loss	$ (0.43)	$ (1.14)
Basic and diluted weighted average common shares outstanding	95,350	63,475

Consolidated Balance Sheets

(in thousands)

	March 31, 2011	December 31, 2010
Assets		
Investment in hotels, net of accumulated depreciation of $998,506 at March 31, 2011 and $982,564 at December 31, 2010	$ 1,960,848	$ 1,985,779
Investment in unconsolidated entities	73,972	75,920
Hotel held for sale	18,533	—
Cash and cash equivalents	91,040	200,972
Restricted cash	19,254	16,702
Accounts receivable, net of allowance for doubtful accounts of $683 at March 31, 2011 and $696 at December 31, 2010	36,878	27,851
Deferred expenses, net of accumulated amortization of $14,863 at March 31, 2011 and $17,892 at December 31, 2010	22,245	19,940
Other assets	25,438	32,271
Total assets	$ 2,248,208	$ 2,359,435
Liabilities and Equity		
Debt, net of discount of $50,432 at March 31, 2011 and $53,193 at December 31, 2010	$ 1,466,798	$ 1,548,309
Distributions payable	76,293	76,293
Accrued expenses and other liabilities	154,478	144,451
Total liabilities	1,697,569	1,769,053
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP at redemption value, 285 units issued and outstanding at March 31, 2011 and December 31, 2010	1,745	2,004
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at March 31, 2011 and December 31, 2010	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at March 31, 2011 and December 31, 2010	169,412	169,412
Common stock, $0.01 par value, 200,000 shares authorized and 96,872 shares issued at March 31, 2011, and 101,038 shares issued, including shares in treasury, at December 31, 2010	969	1,010
Additional paid-in capital	2,191,278	2,190,308
Accumulated other comprehensive income	27,745	26,457
Accumulated deficit	(2,169,344)	(2,054,625)
Less: Common stock in treasury, at cost, of 4,156 shares at December 31, 2010	—	(73,341)
Total FelCor stockholders' equity	529,422	568,583
Noncontrolling interests in other partnerships	19,472	19,795
Total equity	548,894	588,378
Total liabilities and equity	$ 2,248,208	$ 2,359,435

Capital Expenditures
(in thousands)

		Three Months Ended March 31,		
		2011		**2010**
Improvements and additions to majority-owned hotels	$	15,038	$	8,200
Partners' pro rata share of additions to consolidated joint venture hotels		(189)		(36)
Pro rata share of additions to unconsolidated hotels		1,133		426
Total additions to hotels[(a)]	$	15,982	$	8,590

(a)   Includes capitalized interest, property taxes, ground leases and certain employee costs.

Supplemental Financial Data
(in thousands, except per share information)

		March 31, 2011		December 31, 2010
Total Enterprise Value				
Common shares outstanding		96,872		96,882
Units outstanding		285		285
Combined shares and units outstanding		97,157		97,167
Common stock price	$	6.13	$	7.04
Market capitalization	$	595,572	$	684,056
Series A preferred stock		309,362		309,362
Series C preferred stock		169,412		169,412
Consolidated debt		1,466,798		1,548,309
Noncontrolling interests of consolidated debt		(3,701)		(3,754)
Pro rata share of unconsolidated debt		76,811		77,295
Cash and cash equivalents		(91,040)		(200,972)
Total enterprise value (TEV)	$	2,523,214	$	2,583,708

Consolidated Debt Summary
(dollars in thousands)

	Interest Rate (%)	Maturity Date	March 31, 2011	December 31, 2010
Secured line of credit[a]	L + 4.50	August 2014[b]	$ 145,000	$ —
Mortgage debt				
Mortgage debt	L + 0.93 [c]	November 2011	250,000	250,000
Mortgage debt	L + 5.10 [d]	April 2015	212,000	212,000
Mortgage debt	9.02	April 2014	112,109	113,220
Mortgage debt[e]	6.66	June - August 2014	68,744	69,206
Mortgage debt	8.77	May 2013	27,770	27,770
Mortgage debt	5.81	July 2016	11,210	11,321
Mortgage debt	6.15	June 2011	7,473	7,800
Other	4.25	May 2011	563	524
Senior notes				
Senior secured notes[f]	10.00	October 2014	585,573	582,821
Senior notes	8.50 [g]	June 2011	46,356	46,347
Retired debt	—	—	—	227,300
Total			$ 1,466,798	$ 1,548,309

(a) The outstanding balance on the line of credit was paid subsequent to March 31, 2011. We currently have full availability under our $225 million line of credit.

(b) This loan can be extended for one year (to 2015), subject to satisfying certain conditions.

(c) We purchased an interest rate cap that caps LIBOR at 7.8% and expires November 2011 for a $250 million notional amount.

(d) LIBOR for this loan is subject to a 3% floor. We purchased an interest rate cap that caps LIBOR at 5.0% and expires May 2012 for a $212 million notional amount.

(e) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.

(f) These notes have $636 million in aggregate principal outstanding and were sold at a discount that provides an effective yield of 12.875% before transaction costs.

(g) As a result of a rating down-grade in February 2009, the interest rate on the 8½% senior notes increased to 9%.

Schedule of Encumbered Hotels
(dollars in millions)

| | **March 31, 2011** | |
Consolidated Debt	**Balance**	**Encumbered Hotels**
Secured line of credit	$ 145	Boca Raton - ES, Charlotte SouthPark - DT, Dana Point - DTGS, Houston Medical Center - HI, Myrtle Beach - HLT, Mandalay Beach - ES, Nashville Airport - ES, Philadelphia Independence Mall - HI, Pittsburgh University Center - HI, Santa Barbara, Goleta -HI and Santa Monica at the Pier - HI
CMBS debt	$ 250	Anaheim - ES, Bloomington - ES, Charleston Mills House - HI, Dallas DFW South - ES, Deerfield Beach - ES, Jacksonville - ES, Lexington - HS, Dallas Love Field - ES, Raleigh/Durham - DTGS, San Antonio Airport - HI, Tampa Rocky Point - DTGS and Phoenix Tempe - ES
Mortgage debt	$ 212	Atlanta Buckhead - ES, Atlanta Galleria - SS, Boston Marlboro - ES, Burlington - SH, Corpus Christi - ES, Ft. Lauderdale Cypress Creek - SS, Orlando South - ES, Philadelphia Society Hill - SH and South San Francisco - ES
Mortgage debt	$ 112	Baton Rouge - ES, Birmingham - ES, Ft. Lauderdale - ES, Miami Airport - ES, Milpitas - ES, Minneapolis Airport - ES and Napa Valley - ES
CMBS debt[a]	$ 69	Atlanta Airport - ES, Austin - DTGS, BWI Airport - ES, Orlando Airport - HI and Phoenix Biltmore - ES
CMBS debt	$ 28	New Orleans Convention Center - ES
CMBS debt	$ 11	Indianapolis North - ES
CMBS debt	$ 7	Wilmington - DT
Senior secured notes	$ 586	Atlanta Airport - SH, Boston Beacon Hill - HI, Dallas Market Center - ES, Myrtle Beach Resort - ES, Nashville Opryland - Airport - HI, New Orleans French Quarter - HI, Orlando North - ES, Orlando Walt Disney World® - DTGS, San Diego on the Bay - HI, San Francisco Burlingame - ES, San Francisco Fisherman's Wharf - HI, San Francisco Union Square - MAR, Toronto Airport - HI and Toronto Yorkdale - HI

(a)   The hotels under this debt are subject to separate loan agreements and are not cross-collateralized.

Hotel Portfolio Composition

The following table illustrates the distribution of 80 same-store consolidated hotels by brand, market and location at March 31, 2011.

Brand	Hotels	Rooms	% of Total Rooms	% of 2010 Hotel EBITDA[a]
Embassy Suites Hotels	44	11,450	50	58
Holiday Inn	15	5,154	22	18
Sheraton and Westin	8	2,774	12	9
Doubletree	7	1,471	6	7
Renaissance and Marriott	3	1,321	6	3
Hilton	2	559	2	3
Fairmont	1	383	2	2
Market				
South Florida	5	1,439	6	7
Los Angeles area	4	899	4	6
San Francisco area	6	2,138	9	6
Atlanta	5	1,462	6	6
Dallas	4	1,333	6	5
Boston	3	915	4	5
Minneapolis	3	736	3	4
Philadelphia	2	729	3	4
Orlando	4	1,038	5	4
Central California Coast	2	408	2	4
Myrtle Beach	2	640	3	4
New Orleans	2	744	3	4
San Antonio	3	874	4	3
San Diego	1	600	3	3
Other	34	9,157	39	35
Location				
Urban	21	6,741	29	32
Suburban	31	7,656	33	29
Airport	18	5,788	25	23
Resort	10	2,927	13	16

(a)   Hotel EBITDA is more fully described on page 19.

The following tables set forth occupancy, ADR and RevPAR for the three months ended March 31, 2011 and 2010, and the percentage changes thereto between the periods presented, for 80 same-store consolidated hotels.

Detailed Operating Statistics by Brand

| | Occupancy (%) | | |
| | Three Months Ended March 31, | | |
	2011	**2010**	**%Variance**
Embassy Suites Hotels	72.5	70.8	2.3
Holiday Inn	68.0	67.6	0.6
Sheraton and Westin	66.7	64.0	4.3
Doubletree	71.4	70.0	1.9
Renaissance and Marriott	71.0	65.3	8.6
Hilton	42.5	46.2	(8.0)
Fairmont	53.0	51.7	2.6
Total hotels	69.6	68.0	2.3

| | ADR ($) | | |
| | Three Months Ended March 31, | | |
	2011	**2010**	**%Variance**
Embassy Suites Hotels	130.49	129.42	0.8
Holiday Inn	110.89	104.30	6.3
Sheraton and Westin	109.51	103.71	5.6
Doubletree	131.94	118.75	11.1
Renaissance and Marriott	196.66	183.84	7.0
Hilton	98.10	95.75	2.4
Fairmont	199.71	174.05	14.7
Total hotels	127.88	123.02	4.0

| | RevPAR ($) | | |
| | Three Months Ended March 31, | | |
	2011	**2010**	**%Variance**
Embassy Suites Hotels	94.57	91.66	3.2
Holiday Inn	75.41	70.52	6.9
Sheraton and Westin	73.07	66.37	10.1
Doubletree	94.15	83.12	13.3
Renaissance and Marriott	139.54	120.08	16.2
Hilton	41.65	44.21	(5.8)
Fairmont	105.82	89.91	17.7
Total hotels	88.97	83.67	6.3

Detailed Operating Statistics for FelCor's Top Markets

	Occupancy (%)		
	Three Months Ended March 31,		
	2011	2010	%Variance
South Florida	83.2	85.1	(2.3)
Los Angeles area	73.8	70.5	4.7
San Francisco area	68.3	65.3	4.6
Atlanta	73.9	75.2	(1.8)
Dallas	72.9	65.4	11.4
Minneapolis	72.7	67.0	8.4
Philadelphia	57.8	60.4	(4.3)
Orlando	82.9	80.9	2.4
Central California Coast	68.6	69.7	(1.6)
Myrtle Beach	40.8	44.1	(7.5)
New Orleans	70.0	68.7	1.8
Boston	68.6	66.5	3.2
San Antonio	73.9	74.7	(1.0)
San Diego	73.8	71.5	3.2

	ADR ($)		
	Three Months Ended March 31,		
	2011	2010	%Variance
South Florida	158.05	163.64	(3.4)
Los Angeles area	138.26	132.32	4.5
San Francisco area	134.09	122.73	9.3
Atlanta	106.06	105.48	0.6
Dallas	123.63	112.99	9.4
Minneapolis	122.52	125.73	(2.6)
Philadelphia	124.14	111.42	11.4
Orlando	118.54	114.47	3.6
Central California Coast	133.87	138.16	(3.1)
Myrtle Beach	98.75	96.37	2.5
New Orleans	143.29	132.43	8.2
Boston	146.90	137.72	6.7
San Antonio	95.21	98.33	(3.2)
San Diego	122.03	115.09	6.0

	RevPAR ($)		
	Three Months Ended March 31,		
	2011	2010	%Variance
South Florida	131.51	139.33	(5.6)
Los Angeles area	101.99	93.23	9.4
San Francisco area	91.53	80.11	14.3
Atlanta	78.40	79.36	(1.2)
Dallas	90.09	73.89	21.9
Minneapolis	89.01	84.26	5.6
Philadelphia	71.77	67.34	6.6
Orlando	98.27	92.65	6.1
Central California Coast	91.81	96.33	(4.7)
Myrtle Beach	40.31	42.53	(5.2)
New Orleans	100.32	91.04	10.2
Boston	100.72	91.52	10.1
San Antonio	70.39	73.46	(4.2)
San Diego	90.08	82.33	9.4

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

| | Three Months Ended March 31, | | | | | |
| | 2011 | | | 2010 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (31,726)			$ (62,942)		
Noncontrolling interests	62			554		
Preferred dividends	(9,678)			(9,678)		
Net loss attributable to FelCor common stockholders	(41,342)	95,350	$ (0.43)	(72,066)	63,475	$ (1.14)
Depreciation and amortization	35,317	—	0.37	36,284	—	0.57
Depreciation, discontinued operations and unconsolidated entities	3,581	—	0.04	4,977	—	0.08
Gain on sale of unconsolidated entities	—	—	—	(559)	—	(0.01)
Noncontrolling interests in FelCor LP	(120)	285	(0.01)	(325)	295	—
Gain on involuntary conversion	(150)	—	—	—	—	—
FFO	(2,714)	95,635	(0.03)	(31,689)	63,770	(0.50)
Impairment loss, discontinued operations and unconsolidated entities	—	—	—	21,060	—	0.33
Acquisition costs	119	—	—	—	—	—
Extinguishment of debt, including discontinued operations	252	—	0.01	—	—	—
Adjusted FFO	$ (2,343)	95,635	$ (0.02)	$ (10,629)	63,770	$ (0.17)

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA
(in thousands)

	Three Months Ended March 31,	
	2011	2010
Net loss	$ (31,726)	$ (62,942)
Depreciation and amortization	35,317	36,284
Depreciation, discontinued operations and unconsolidated entities	3,581	4,977
Interest expense	33,806	35,508
Interest expense, discontinued operations and unconsolidated entities	1,209	2,337
Amortization of stock compensation	1,803	1,616
Noncontrolling interests in other partnerships	(58)	229
EBITDA	43,932	18,009
Impairment loss, discontinued operations and unconsolidated entities	—	21,060
Extinguishment of debt, including discontinued operations	252	—
Acquisition costs	119	—
Gain on involuntary conversion	(150)	—
Gain on sale of unconsolidated subsidiary	—	(559)
Adjusted EBITDA	44,153	38,510
Adjusted EBITDA from discontinued operations	(857)	(380)
Adjusted EBITDA from acquired hotels	—	(2,078)
Same-store Adjusted EBITDA	43,296	36,052
Other revenue	(225)	(365)
Equity in income from unconsolidated entities (excluding interest, depreciation and impairment expense)	(3,341)	(2,984)
Noncontrolling interests in other partnerships (excluding interest and depreciation expense)	626	392
Consolidated hotel lease expense	8,304	7,758
Unconsolidated taxes, insurance and lease expense	(1,684)	(1,692)
Interest income	(41)	(105)
Other expenses (excluding acquisition costs)	512	561
Corporate expenses (excluding amortization expense of stock compensation)	7,734	8,231
Hotel EBITDA	$ 55,181	$ 47,848

Hotel EBITDA and Hotel EBITDA Margin

(dollars in thousands)

	Three Months Ended March 31,			
	2011		**2010**	
Total revenues	$	235,330	$	217,123
Other revenue		(225)		(365)
Hotel operating revenue		235,105		216,758
Acquired hotel revenue		—		5,855
Same-store hotel operating revenue		235,105		222,613
Same-store hotel operating expenses		(179,924)		(174,765)
Hotel EBITDA	$	55,181	$	47,848
Hotel EBITDA margin[(a)]		23.5%		21.5%

(a) Hotel EBITDA as a percentage of same-store hotel operating revenue.

Reconciliation of Total Operating Expenses to Same-store Hotel Operating Expenses

(in thousands)

	Three Months Ended March 31,			
	2011		**2010**	
Total operating expenses	$	232,029	$	219,590
Unconsolidated taxes, insurance and lease expense		1,684		1,692
Consolidated hotel lease expense		(8,304)		(7,758)
Corporate expenses		(9,537)		(9,847)
Depreciation and amortization		(35,317)		(36,284)
Other expenses		(631)		(561)
Acquired hotel expenses		—		7,933
Same-store hotel operating expenses	$	179,924	$	174,765

Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin

	Three Months Ended March 31,	
	2011	**2010**
Ratio of operating income (loss) to total revenues	1.4%	(1.1)%
Other revenue	(0.1)	(0.2)
Acquired hotel revenue	—	2.7
Unconsolidated taxes, insurance and lease expense	(0.7)	(0.8)
Consolidated hotel lease expense	3.5	3.5
Other expenses	0.3	0.3
Corporate expenses	4.1	4.4
Depreciation and amortization	15.0	16.3
Acquired hotel expenses	—	(3.6)
Hotel EBITDA margin	23.5%	21.5 %

-more-

**Reconciliation of Forecasted Net Loss to Forecasted Adjusted FFO and
Adjusted EBITDA**
(in millions, except per share and unit data)

| | Full Year 2011 Guidance | | | |
| | Low Guidance | | High Guidance | |
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net loss	$ (78)		$ (69)	
Preferred dividends	(39)		(39)	
Net loss attributable to FelCor common stockholders	(117) $	(0.99)	(108) $	(0.92)
Depreciation[b]	156		156	
FFO	39 $	0.33	48 $	0.41
Extinguishment of debt	(8)		(8)	
Adjusted FFO	$ 31 $	0.26	$ 40 $	0.34
Net loss	$ (78)		$ (69)	
Depreciation[b]	156		156	
Interest expense[b]	136		136	
Amortization expense	7		7	
EBITDA	221		230	
Extinguishment of debt	(8)		(8)	
Adjusted EBITDA	$ 213		$ 222	

(a)   Weighted average shares and units are 117.1 million.
(b)   Includes pro rata portion of unconsolidated entities.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* - We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

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